UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 21)
                                (Final Amendment)

                              Bandag, Incorporated
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   059815-100
    ------------------------------------------------------------------------
                                 (CUSIP Number)

                               Phillip J. Hanrahan
                                 Foley & Lardner
                            777 East Wisconsin Avenue
                           Milwaukee, Wisconsin 53202
                                 (414) 271-2400
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  June 19, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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 CUSIP No. 059815-100                                         Page 2 of 4 Pages
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========== =====================================================================
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Lucille A. Carver
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ ]
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  SOURCE OF FUNDS*

           Not Applicable.
---------- ---------------------------------------------------------------------
        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]
---------- ---------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
---------- ---------------------------------------------------------------------
                                   7  SOLE VOTING POWER
        NUMBER OF
                                      0
          SHARES            --------- ------------------------------------------
                                   8  SHARED VOTING POWER
       BENEFICIALLY
                                      0
         OWNED BY           --------- ------------------------------------------
                                   9  SOLE DISPOSITIVE POWER
           EACH
                                      0
        REPORTING           --------- ------------------------------------------
                                  10  SHARED DISPOSITIVE POWER
          PERSON
                                      0
           WITH
----------- --------------------------------------------------------------------
        11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0
----------- --------------------------------------------------------------------
        12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]
----------- --------------------------------------------------------------------
        13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
----------- --------------------------------------------------------------------
        14  TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
================================================================================

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 CUSIP No. 059815-100                                         Page 3 of 4 Pages
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Item 1.  Security and Issuer.

         This Amendment No. 21 to Schedule 13D relates to shares of Common Stock, par value $1.00 per share (the "Common Stock"), of Bandag, Incorporated, an Iowa corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 2905 North Highway 61, Muscatine, Iowa 52761.


Item 3.  Source and Amount of Funds or Other Consideration.

         On June 19, 2002, the Reporting Person sold 1,114,746 shares of the Issuer's Class B Common Stock, par value $1.00 per share (the "Class B Common Stock") to the Issuer.


Item 4.  Purpose of Transaction.

         The sale described in Item 3 was effected to fund a portion of the transfer taxes due upon the Reporting Person's transfer of her entire limited partnership interest in Carver Partners LP, a Delaware limited partnership, to Martin G. Carver, Roy J. Carver, Jr. and John A. Carver (each receiving one third thereof), and the resulting capital gains taxes due upon such sale.


Item 5.  Interest in Securities of the Issuer.

         (a)-(b) The Reporting Person is no longer the beneficial owner of any of the Issuer's securities.

         (c) Except for the transaction described in Item 3, the Reporting Person has not effected any transactions in the Issuer's securities since the filing of the most recent amendment to the Reporting Person's Schedule 13D.

         (d) Not applicable.

         (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on June 19, 2002.


Item 7.  Material to be Filed as Exhibits.

            Exhibit 1. Power of Attorney. (Previously filed as Exhibit 1 to Amendment No. 20 to the Reporting Person's Schedule
                         13D)

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 CUSIP No. 059815-100                                         Page 4 of 4 Pages
------------------------                                      ------------------

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 19, 2002

                                       LUCILLE A. CARVER



                                       By:  /s/ Martin G. Carver
                                            ------------------------------------
                                            Martin G. Carver, Attorney-in-Fact



                                       By:  /s/ Roy J. Carver, Jr.
                                            ------------------------------------
                                            Roy J. Carver, Jr., Attorney-in-Fact